UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File No. 000-31127

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN for union associates

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

as of December 31, 2024 and 2023

Statements of Changes in Net Assets Available for Benefits for the years ended

December 31, 2024 and 2023

Notes to Financial Statements

Supplemental Schedule as of December 31, 2024

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated:	June 3, 2025	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Jason Monaco
Jason Monaco
Chief Financial Officer
(Principal Financial Officer)

		By:	/s/ R. Todd Riksen
R. Todd Riksen
Vice President and Corporate Controller
(Principal Accounting Officer)

SpartanNash Company

Savings Plus Plan for Union Associates

Financial Statements

and

Supplemental Information

For the Years Ended

December 31, 2024 and 2023

SpartanNash Company

Savings Plus Plan for Union Associates

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements for the Years Ended December 31, 2024 and 2023

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Information as of December 31, 2024	14

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

SpartanNash Company Savings Plus Plan

for Union Associates

850 76th Street

Grand Rapids, Michigan 49518

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan for Union Associates (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2024 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the 2024 SpartanNash Company Savings Plus Plan for Union Associates financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

We have served as SpartanNash Company Savings Plus Plan for Union Associates’ independent auditor since 2005.

Grand Rapids, Michigan

June 3, 2025

SpartanNash Company

Savings Plus Plan for Union Associates

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$42,435,150	$37,256,676

Receivables
Notes receivable from participants (held in SpartanNash Company Savings Plus Master Trust)	470,999	467,602

Total assets (equal to net assets available for benefits)	$42,906,149	$37,724,278

The accompanying notes are an integral part of these financial statements.

SpartanNash Company

Savings Plus Plan for Union Associates

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2024	2023
Income and contributions attributed to:

Contributions
Participants	$1,907,454	$1,855,481
Employer	71,300	68,944
Rollover	21,734	56,114

Total contributions	2,000,488	1,980,539

Investment income
Net appreciation in aggregate fair value of investment in SpartanNash Company Savings Plus Master Trust	5,434,835	5,921,316
Dividends and interest	391,067	449,637

Total investment income	5,825,902	6,370,953

Interest income - notes receivable from participants	39,192	33,041

Total income and contributions	7,865,582	8,384,533

Deductions from net assets attributed to:
Benefits paid to participants	2,640,842	3,380,676
Administrative expenses	42,869	39,765

Total deductions	2,683,711	3,420,441

Net increase	5,181,871	4,964,092

Net assets available for benefits
Beginning of year	37,724,278	32,760,186

End of year	$42,906,149	$37,724,278

The accompanying notes are an integral part of these financial statements.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

1.
DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan for Union Associates (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all associates of SpartanNash Company (the “Plan Sponsor” or “Company”) represented by the General Teamsters Union and its Local 406 (Grand Rapids, Michigan) and the Truck Drivers, Warehouseman and Helpers Union Local No. 908. Associates are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Risks and Economic Uncertainties

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust, common/collective investment trusts, common stocks, and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code (“IRC”). Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans. For 2024 and 2023, the Company made matching contributions to each qualified participant’s account in accordance with a collective bargaining agreement. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (the “Master Trust”) (Note 2). The Plan offers mutual funds, common/collective investment trusts, common stocks and a stable value common collective trust. In addition, the Plan allows each participant to create a self-directed brokerage account in which the participant can choose from a variety of investments allowed by ERISA. The Plan no longer offers the common stock of the Plan Sponsor as an investment option for future contribution elections, however, participants may continue to hold existing shares in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, Plan earnings or losses and charged with an allocation of quarterly administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. Participants who initiate certain specific transactions, including distributions and loans, may also be charged a fee for that transaction. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participant’s account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000, reduced by the participant’s highest outstanding loan balance during the 12-month period immediately preceding the loan issuance date. The terms for new loans from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balances in the participant accounts and bear interest at annual rates ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of each loan. Loans from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest are reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions. During 2024, no forfeited nonvested accounts were used to pay administrative expenses. During 2023, forfeited nonvested accounts of $175, were used to pay administrative expenses. No forfeited nonvested accounts were used to offset Company contributions in 2024 or 2023. At December 31, 2024 and 2023, forfeited nonvested accounts totaled $885 and $583, respectively. These accounts will be used to pay future administrative expenses or reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid either by the Plan or the Company, as provided by the Plan document. Certain administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Expenses that are paid directly by the Company are excluded from these financial statements. Fees for trustee and custodial services are paid by the Plan. Under certain circumstances, an administrative fee is charged to those participants electing to receive a distribution. There are also administrative service fees charged to the individual participant’s account at the time a note receivable is issued and quarterly thereafter.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

Management fees and operating expenses charged to the Plan for investments in mutual funds, common/collective investment trusts, and self-directed brokerage accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. Interest income from notes receivable from participants is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Contributions

Participant contributions are recorded when withheld from compensation. Employer contributions are recorded in the period in which they become obligations of the Company.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

2.
INVESTMENTS

The Plan’s investments consist of an interest in the Master Trust, a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for investment and administrative purposes. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The investment income for the Master Trust (including investments bought, sold, as well as held during the year) is as follows for the years ended December 31:

	2024	2023
Total net appreciation in fair value of investments	$93,404,310	$104,637,711
Total dividends and interest	6,728,288	6,963,317
Total investment income	$100,132,598	$111,601,028

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

The assets of the Master Trust are summarized as follows at December 31:

	2024		2023
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments at fair value:
Mutual funds	$55,334,947	$2,563,829	$229,338,125	$14,395,832
Common/collective investment trusts	630,175,774	36,593,097	392,356,843	19,438,649
Stable value common collective trust	46,970,364	2,873,705	50,620,954	2,876,863
Self-directed brokerage accounts	10,490,076	238,654	7,073,809	323,647
Common stock	1,363,411	165,865	1,851,336	221,685

Total investments	744,334,572	42,435,150	681,241,067	37,256,676
Notes receivable from participants	8,046,256	470,999	7,722,941	467,602

Total assets	$752,380,828	$42,906,149	$688,964,008	$37,724,278

3.
FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
quoted prices of similar assets or liabilities in active markets;
•
quoted prices for identical or similar assets or liabilities in inactive markets;
•
inputs other than quoted prices that are observable for the asset or liability; and
•
inputs that are derived principally from or corroborated by observable market data by correlation or by other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023:

Mutual funds: Shares held in mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily value per share and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.

Common/collective investment trusts: Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV is based on the fair value of the funds underlying net assets. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Investments held by the Plan at year-end, as provided by the insurance company, are not assigned a level in the fair value hierarchy. The fund provides for daily redemptions by the Plan at reported NAV with no advance requirements or unfunded commitments.

Stable value common collective trust: The fair value of investments held in the Putnam Stable Value Fund 15 as of December 31, 2024, and in the Putnam Stable Value 20 as of December 31, 2023, both stable value common collective trusts, is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The NAV is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The Putnam Stable Value Fund 15 and the Putnam Stable Value Fund 20 invest primarily in high-quality guaranteed investment contracts, security-backed investment contracts, and similar contracts issued by insurance companies, banks and other financial institutions. Both funds provide for daily redemptions by the Plans at reported net asset value, with no advance notice requirements or unfunded commitments.

Self-directed brokerage accounts: These accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Common stock: SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

	2024
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$55,334,947	$55,334,947	$-	$-	$-
Common/collective investment trusts	630,175,774	-	-	-	630,175,774
Stable value common collective trust	46,970,364	-	-	-	46,970,364
Self-directed brokerage accounts	10,490,076	8,071,649	267,289	-	2,151,138
Common stock	1,363,411	1,363,411		-	-

Total investments	$744,334,572	$64,770,007	$267,289	$-	$679,297,276

	2023
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$229,338,125	$229,338,125	$-	$-	$-
Common/collective investment trusts	392,356,843	-	-	-	392,356,843
Stable value common collective trust	50,620,954	-	-	-	50,620,954
Self-directed brokerage accounts	7,073,809	7,073,809	-	-	-
Common stock	1,851,336	1,851,336	-	-	-

Total investments	$681,241,067	$238,263,270	$-	$-	$442,977,797

(1)
Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers of assets between levels in 2024 or 2023.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

4.
RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services, net of amounts funded by forfeitures, amounted to $42,869 and $39,590 for 2024 and 2023, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $173,970,434 and $143,235,604 in such investments as of December 31, 2024 and 2023, respectively.

The Plan’s investment in SpartanNash Company common stock represents a party-in-interest transaction. The participating plans in the Master Trust together held 78,360 and 85,381 shares of SpartanNash Company common stock as of December 31, 2024 and 2023, respectively, representing approximately 0.23% and 0.25%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $63,748 and $67,012 were paid to the Master Trust by the Company during 2024 and 2023, respectively, related to shares held by the Master Trust on the dividend record dates. This dividend income is included as dividends and interest income in the statements of changes in net assets available for benefits.

5.
INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated August 9, 2023, that the Plan and the related Master Trust are designed in accordance with applicable sections of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.
PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

SpartanNash Company

Savings Plus Plan for Union Associates

Notes to Financial Statements

7.
TRANSFER OF ASSETS TO OR FROM THE PLAN

There were no transfers of assets between the SpartanNash Company Savings Plus Plan and the SpartanNash Savings Plus Plan for Union Associates during 2024 or 2023. Transfers can occur in connection with a change in employment status of certain SpartanNash Company associates.

* * * * *

SUPPLEMENTAL INFORMATION

SpartanNash Company

Savings Plus Plan for Union Associates

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$42,435,150

*	Notes receivable from participants	Maturity <1-5 years, with interest rates ranging between 5.25% and 10.50%; collateralized by participant account balances	470,999

	Total		$42,906,149

a) An asterisk in this column identifies a person or party known to be a party-in-interest.